

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2015

Via E-mail
Paul M. Meurer
Chief Financial Officer
Realty Income Corporation
11995 El Camino Real
San Diego, CA 92130

      Re: **Realty Income Corporation**
            Form 10-K for the fiscal year ended December 31, 2014
            Filed February 18, 2015
            File No. 1-13374

Dear Mr. Meurer:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Jaime G. John

                                Jaime G. John
                                Accounting Branch Chief